DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609-5244 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

JEFFREY M. SULLIVAN

T 919.786.2003 F 919.786-2203

March 23, 2006

Via Electronic Transmission (EDGAR)

Attn: Steven Jacobs

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	LaSalle Hotel Properties
Amendment No. 1 to Annual Report on Form 10-K for the year ended December 31, 2005
Commission File No. 1-14045

Dear Mr. Jacobs:

As counsel to LaSalle Hotel Properties, a Maryland real estate investment trust (LHO), and in connection with your comment letter dated March 3, 2006, regarding LHO’s annual report on Form 10-K for the year ended December 31, 2005, we are transmitting herewith for filing, pursuant to the Securities and Exchange Act of 1934, Amendment No. 1 to LHO’s Form 10-K, together with Exhibits thereto.

In addition, set forth below is LHO’s response to your comment letter. For ease of reference, the comment contained in your letter is reproduced before the response below.

We are forwarding a courtesy package to you and to Ms. Amanda Sledge. The courtesy package includes this letter and marked and unmarked copies of LHO’s Amendment No. 1 to its Form 10-K, including Exhibits. The marked copy shows changes compared to LHO’s original Form 10-K filed February 23, 2006.

Please note that LHO acknowledges, and has authorized us to include in this correspondence, the following:

•	LHO is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	LHO may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please call me at 919.786.2003.

Securities and Exchange Commission

March 23, 2006

Comment

Form 10-K for the Fiscal Year Ended December 31, 2005

Exhibits

Exhibits 31.1 and 31.2

1.	We note that you have omitted the language in the introduction to paragraph four that reads “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).” This language is required to be included in the certifications beginning with the first annual report required to contain management’s internal control report and in all certifications thereafter. Please revise to include the required language. Refer to Item 601(b)(31) of Regulation S-K and SEC Release 33-8238.

Response

LHO revised Exhibit 31.1 and Exhibit 31.2 to include the omitted language and filed Amendment No. 1 to its Form 10-K for the year ended December 31, 2005, to include the revised Exhibits.

Sincerely,

/s/ Jeffrey M. Sullivan

cc:	Amanda Sledge, Securities and Exchange Commission
Hans S. Weger, LaSalle Hotel Properties
Julio Morales, LaSalle Hotel Properties